FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 17, 2022, announcing that Gilat's Electronically Steerable Antenna (ESA) for IFC Achieves Breakthrough During Airbus Flight Tests Operating on Spacecom's Advanced Satellite.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 17, 2022	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat's Electronically Steerable Antenna (ESA) for IFC
Achieves Breakthrough During Airbus Flight Tests
Operating on Spacecom's Advanced Satellite

Gilat's fully-integrated ESA technology is proven to be at the forefront of the next-generation ESA IFC market

Petah Tikva, Israel, March 17, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today a breakthrough in electronically steerable antenna (ESA) technology for in-flight connectivity (IFC) with the conclusion of flight tests conducted by Airbus Defence and Space, marking the successful completion of the final phase of the five-year Clean Sky 2 IFC ESA project. Connectivity was demonstrated on Spacecom’s AMOS-17 advanced digital Ka band satellite.

Gilat's ESA technology, operating with Gilat's SkyEdge II-c platform and Taurus aero MODMAN, is proven to be at the forefront of the next-generation of the ESA IFC market. Gilat’s ESA is a flat antenna that is fully-integrated and validated on the Airbus C295 Flight Test Bed 2, an in-flight demonstrator of the European Clean Sky 2 research and innovation program, part of the EC Horizon 2020 initiative.

“Gilat’s ESA demonstrated a high level of robustness throughout the test flights, maintaining a stable link during quite aggressive maneuvers of the aircraft, and over-achieving performance expectations,” said Luis Benitez, Chief Engineer of Clean Sky 2 Regional FTB2 at Airbus. “Gilat’s ESA, conformally integrated within the wing-to-fuselage fairing of the airplane without adding aerodynamic drag, supports a more efficient, quieter, and more advanced aircraft for a wide variety of applications.”

“Spacecom is excited to have provided the satellite capacity to enable the successful flight-test milestone for our partner, Gilat,” said Ofer Asif, SVP of Business Development, Marketing and Strategy at Spacecom. “Spacecom’s Amos-17 Ka satellite was used with a steerable beam pointed to the flight area in Southern Spain, and cross linked to a fixed beam serving the SkyEdge II-c Hub."

"The successful flight-test of our fully integrated ESA technology was done in collaboration with our long-standing partners FBM, Airbus, and Spacecom, setting the standard for next generation of SATCOM systems for IFC," said Alex Volodarsky, Director of SatCom On-the-Move Programs at Gilat. “We have proven our ability to develop and deliver state-of-the-art ESA technology operating with Taurus, our globally-deployed aero MODMAN, that adheres to the most stringent requirements of the aerospace industry. We expect our ESA technology to be widely adopted in the IFC market in the coming years, especially in view of numerous NGSO constellation deployment plans.”

Gilat's ESA will be displayed at Gilat's booth #1520 at the Satellite 2022 show, March 21-24.

About Clean Sky
Clean Sky is the largest European research program developing innovative, cutting-edge technology aimed at reducing CO2, gas emissions and noise levels produced by aircraft. Funded by the EU’s Horizon 2020 program, Clean Sky contributes to strengthening European aero-industry collaboration, global leadership and competitiveness.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com